May 8, 2023

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Fay Christie Wong

Re:	AirSculpt Technologies, Inc. Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 10, 2023 File No. 001-40973

Dear Mr. Fay:

On behalf of AirSculpt Technologies, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 13, 2023 (the “Comment Letter”), relating to the above referenced Annual Report on Form 10-K filed by the Company on March 10, 2023 (the “Annual Report”). Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 49

1.	In tabular form, please provide us a detailed list of the actual costs included in preopening de novo and relocation costs for each of the years presented, sorted by center. For each of the centers, also tell us the date the center was opened, and the ranges of dates these costs were incurred. Also tell us where the costs are presented in your statements of operations. In addition, please tell us how you considered Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022, in determining it was appropriate to include these costs as part of your non-GAAP adjustment.

Response: In response to the Staff’s comment, the Company is providing a table in Appendix A that presents the actual costs included in preopening de novo and relocation costs for 2020, 2021 and 2022, sorted by center, the date each center was opened, the ranges of dates such costs were incurred, and where such costs are presented in the Company’s statements of operations.

The Company acknowledges Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations, as updated December 13, 2022, as well as Rule 100(b) of Regulation G to which Question 100.01 relates. The Company respectfully advises the Staff that the Company has considered the foregoing guidance and believes that its presentation of Non-GAAP financial measures that adjust for pre-opening de novo costs is not misleading. These pre-opening de novo costs are not part of our normal, recurring cash operating expenses. In fact, the amount of pre-opening de novo costs in any given period, if any, (i) is driven by the number, timing, and location of newly opened de novo centers, (ii) has no relationship to the operations of existing centers, and (iii) is driven by market and regulatory factors outside of the Company’s control. The Company is not similar to companies in the retail sector which have regular and predictable costs associated with opening new retail stores or outlets. The Company is a regulated healthcare company that is required to comply with myriad and different healthcare regulatory requirements in each location that it chooses to open a de novo center. Moreover, unlike retail issuers, the Company has multiple strategic avenues to “expand” and “grow” its business, including by adding additional operating rooms at existing centers or developing different cosmetic treatments to offer to its patients. Opening de novo centers is only one part of its growth strategy.

In Question 100.01, the Staff acknowledges that the question of whether an adjustment results in a misleading non-GAAP measure depends on a company’s individual facts and circumstances. The Company believes that the unique facts and circumstances behind its pre-opening de novo costs, including the nature of such costs, their impact on and relationship to the Company’s revenue generation and strategy and the unique regulatory elements of the body contouring industry, support the Company’s position that adjusting for such costs in its non-GAAP performance measures is appropriate, helpful and not misleading to its investors.

Pre-opening de novo costs include start-up fees and expenses incurred prior to opening de novo centers that are essential to support the development of our de novo centers. These costs are higher than comparable expenses incurred once the relevant center is open and generating revenue and the costs are only incurred on a one-time basis for each de novo center, at the time of its opening. The Company believes pre-opening de novo costs are specific in nature to each opening and, as such, are not indicative of ongoing core operations from period to period and, as illustrated in Appendix A, are also not comparable from one de novo opening to the next.

Pre-opening de novo costs and timing are influenced by both industry factors and specific local market factors. Prior to opening a new center, the Company is required to comply with various international, state and local laws and regulations relating to (i) corporate practice of medicine, (ii) healthcare regulatory, (iii) environmental laws that require permits, approvals, licenses and certifications. The extent and volume of healthcare regulatory requirements is specific to each de novo center and determines our ability (and the time it takes) to open a center. As illustrated in Appendix A, the expenses and timing of pre-opening expenses associated with the foregoing are unique to each de novo center, and thus are not related to the Company’s normal, recurring cash operating expenses as they might be in other retail industries where the opening of new stores or locations is more standardized and predictable.

Additionally, the Company notes that the decision to open de novo centers as part of its growth strategy is opportunistic and discretionary and its future growth strategy may differ from its past growth strategy. For example, for any given market, the Company considers the strategic benefit among various growth strategies. The Company may decide to add additional operating rooms to existing centers, or focus on additional procedures to market to patients. If the Company determines in the future that pursuing other growth and capital allocation alternatives is in the Company’s best interest, the Company may rely to a greater extent on growth strategies other than de novo center openings, and in any event cannot guarantee which growth strategies will be applicable for future periods.

The Company believes the exclusion of pre-opening de novo costs from Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, together with the accompanying disclosure relating to the presentation of these metrics, is helpful to potential investors and other readers of the Annual Report because it enhances comparability of the Company’s core operating performance, as driven by customer demand, from period to period. In fact, in our prior investor communications, including investor calls, we have been specifically asked by investors for this information.

Further, the adjustment for pre-opening de novo costs allows the Company, potential investors and other readers of the Annual Report to understand the underlying trends and the underlying earnings related to the Company’s services and related revenues because, apart from their additional opening costs, the performance of de novo center operations is consistent with the performance of the Company’s other centers.

2.	We note instances where you make references to normalized amounts and base year-over year changes or other metrics on these normalized amounts. Normalized amounts appear to be based on an individually tailored accounting principle as described in Question 100.04 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Please tell us how you considered this interpretation in determining your adjustments to normalize amounts are appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment; however, the Company believes that the few adjustments made in its Annual Report are not based on individually tailored accounting principles that violate Rule 100(b) of Regulation G and thus are not prohibited under the Staff’s guidance in Question 100.04 of the Staff’s Non-GAAP Compliance and Disclosure Interpretations, as updated December 13, 2022.

The Company completed its initial public offering on October 28, 2021, and, as such, it did not incur a typical amount of public company costs during 2021. In its Annual Report, the Company states that “adjusted EBITDA was impacted by a full year’s worth of public company costs during 2022. This added an additional $6.7 million of incremental public company costs in 2022. Normalizing 2021 for these costs, our adjusted EBITDA grew by $3.7 million or 9.4%.” The Company “normalized” 2021 Adjusted EBITDA by assuming a full year’s worth of public company costs in 2021 to illustrate for its readers the impact of public company costs on its performance and to provide its readers with a better basis for comparison to 2022.

Accordingly, the Company believes that adding public company costs to 2021 Adjusted EBITDA does not make the presentation of Adjusted EBITDA misleading. Assuming a full year’s worth of “public company costs” in the Company’s 2021 Adjusted EBITDA does not have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP.

Further, the Company believes that its presentation of Adjusted EBITDA does not contain an untrue statement of material fact nor does it omit to state a material fact that would, when taken together with the information accompanying the adjustment, render the disclosure misleading. The Company believes that providing its readers with an “apples to apples” view of the changes to Adjusted EBITDA year-over-year provides the Company’s investors with a better understanding of its underlying business performance and enables investors to compare its underlying business performance from period to period.

The Company supplementally advises the Staff that it will not “normalize” public company costs in any of future MD&A presentations.

Please contact me at (786) 709-9690 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Dennis Dean
Chief Financial Officer

Cc: Thomas P. Conaghan, McDermott Will & Emery

Appendix A

Center Location	Center Opening Date	Account Category						Range of Dates Preopening De Novo and Relocation Costs were Incurred
		Cost of Services(1)			Selling, General and Administrative(2)			2020	2021	2022
		2020	2021	2022	2020	2021	2022
Scottsdale	8/25/2020	$57,637	-	-	$102,309	-	-	1/1/2020-8/24/2020	-	-
Beverly Hills(3)	1/31/2021	-	-	-	-	$479,168	-	-	1/1/2021-1/31/2021	-
San Diego	12/17/2020	$130,817	-	-	$37,621	-	-	1/1/2020-12/16/2020	-	-
Denver	1/28/2020	$40,525	-	-	$26,194	-	-	1/1/2020-1/27/2020	-	-
Orlando	4/15/2021	-	$87,178	-	$5,094	$44,703	-	1/1/2020-12/31/2020	1/1/2021- 3/31/2021	-
Miami	11/8/2021	-	-	-	$1,475	$75,027	-	1/1/2020-12/31/2020	1/1/2021-11/7/2021	-
Miami(4)	6/30/2022	-	-	-	-	-	$72,870	-	-	1/1/2022- 6/30/2022
Boston	7/15/2022	-	-	$39,704	$213	$18,221	$166,520	1/1/2020-12/31/2020	1/1/2021-12/31/2021	1/1/2022- 7/14/2022
Minneapolis	9/24/2020	$204,122	-	-	$45,911	-	-	1/1/2020-8/31/2020		-
Las Vegas	3/7/2022	-	-	$229,438		$23,505	$501,773	-	1/1/2021-12/31/2021	1/1/2022- 3/6/2022
Charlotte	7/14/2021	-	$137,338	-	$3,730	$234,474	-	1/1/2020-12/31/2020	1/1/2021-7/13/2021	-
Philadelphia	11/8/2022	-	-	$133,652	-	$5,000	$450,593	-	1/1/2021-12/31/2021	1/1/2022- 11/7/2022
Dallas(3)	6/1/2022	-	-	$134,396	-	-	-	-	-	1/1/2022- 5/31/2022
Salt Lake City	11/3/2021	-	$56,279	-	$2,750	$117,954	-	1/1/2020-12/31/2020	1/1/2021-11/2/2021	-
Orange County	3/27/2023	-	-	-	-	-	$5,332	-	-	1/1/2022- 12/31/2022
Toronto	12/2/2022	$209,273	$276,810	$676,937	$11,392	-	$718,018	1/1/2020-12/31/2020	1/1/2021-12/31/2021	1/1/2022- 11/30/2022
Dubai	TBD	-	-	-	-	-	$81,155	-	-	1/1/2022 - 12/31/2022
Austin	TBD	-	-	$69,803	-	-	$27,264	-	-	1/1/2022 - 12/31/2022
London	TBD	-	-	$240,526	-	-	$740,601	-	-	1/1/2022 - 12/31/2022
Portland	TBD	-	-	-	-	-	$1,951	-	-	1/1/2022 - 12/31/2022
San Jose	TBD	-	-	$2,500	-	-	-	-	-	1/1/2022 - 12/31/2022
Columbus	TBD	-	-	-	-	-	$16	-	-	1/1/2022 - 12/31/2022

(1) Primarily consists of costs related to leases for such centers and clinical-related costs incurred prior to opening.

(2) Primarily consists of legal and other administrative expenses as well as salaries and wages for employees hired prior to the opening of such centers, training costs, and related travel costs.

(3) Costs associated with relocation of center.

(4) Costs associated with relocation of headquarters.